SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2003

Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE DATED JANUARY 29, 2003
PRESS RELEASE DATED JANUARY 30, 2003
SIGNATURES

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, transmission, distribution and supply of electricity. Moreover, in recent years, the Company has diversified its activities entering into other sectors, such as telecommunications, gas and water distribution, Internet-related businesses and other communication services. The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s intention to develop new businesses or expand non-core businesses; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Press Release

ENEL: INTERPOWER SHARES TRANSFERRED TO NEWCO HELD BY ENERGIA ITALIANA, ELECTRABEL AND ACEA.

Scaroni: “Now the mandatory ‘slimming’ process is over. Enel is ready to face the challenges of the free market.”

The sale of the three Gencos has resulted in an income of Euro 8.3 billion.

Rome, January 29, 2003 — Enel has completed the procedures related to the transfer of Interpower shares to a Newco, held by Energia Italiana, Electrabel and Acea. Interpower, for which the final bid was accepted on November 12, 2002, is the third and last Genco to be sold pursuant to the law for the electricity market liberalization. The European Commission approved the transaction on December 23, 2002.

The amount collected for the sale of Interpower is Euro 535 million, in addition to repayment of inter-company debt equal to Euro 318 million, with the total value of the transaction equal to Euro 853 million. The sale of the three Gencos, corresponding to a total of 15,057 MW, generated for Enel a total revenue of approximately Euro 8.3 billion.

The sale of Interpower represents an important step in the liberalization process of the electricity market: on the 90th day from today, the threshold of annual electricity consumption at which customers can choose their own supplier will drop from the current 9 million kWh to 100,000 kWh.

“The ‘slimming’ process imposed on Enel by law has been concluded today” said Chief Executive Officer of the Company Paolo Scaroni, “and there are now the conditions for a significant expansion of the liberalized electricity market in Italy. Enel is ready to take up the challenge of the market, concentrating its resources on the energy business and working to reduce its production costs below those of new entrants.”

Press Release

ENEL: BOARD OF DIRECTORS RELEASES PRELIMINARY 2002 CONSOLIDATED DATA. REVENUES AND EBITDA STABLE

Revenues: 30 billion euros (+ 1%)

Ebitda: 7.8 billion euros (- 2.5%)

Rome, January 30, 2003 — The Board of Directors of Enel S.p.A., convened today under the chairmanship of Piero Gnudi, released preliminary consolidated results of operations for fiscal year 2002.

Comparisons between 2002 and 2001 are based on the pro-forma results for 2001 to take into account Infostrada for all of 2001, and to exclude Eurogen starting from July 1, 2001 and Elettrogen and Valgen for the full year 2001.

In 2002, domestic energy production was approximately 145 TWh, in line with similar production in 2001. During 2002, energy sold by Enel amounted to about 194 TWh (206 TWh during 2001). Of this, about 30 TWh were sold on the free market. Total energy dispatched by Enel, including energy sold to other distributors, amounted to about 257 TWh (256 TWh in 2001).

Revenues were approximately 30 billion euros in 2002, in line with revenues of 29.7 billion euros in 2001.

Gross Operating Margin (Ebitda) for 2002 was in excess of 7.8 billion euros as compared to 8 billion euros in 2001. The slight decrease was due to the negative regulatory impact and a tariff freeze, which were almost fully offset by on-going cost reduction efforts and the positive contribution of Wind, which experienced a significant increase in Ebitda.

Net debt at the end of 2002 was approximately 24.5 billion euros (as compared to 21.9 billion euros at the end of 2001). The increase was mainly due to higher capital expenditures relating to plants and the payment of dividends in the amount of 2.2 billion euros. Net debt in 2002 did not include proceeds from the sale of Interpower which closed yesterday.

The number of employees decreased to 71,188 at the end of 2002 (from 72,661 at the end of 2001) despite the increase of approximately 1,600 employees resulting from changes in the Group’s consolidation area during 2002. Of the 71,188 total, 8,586 employees were employed by Wind (as compared to 8,428 at the end of 2001).

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni

By:	/s/ Avv. Claudio Sartorelli

Name: Avv.Claudio Sartorelli Title: Secretary of Enel Società per Azioni

Dated:  January 30, 2003